DREYFUS INSTITUTIONAL PREFERRED MONEY MARKET FUND
STATEMENT OF INVESTMENTS

December 31, 2005 (Unaudited)

	Principal Amount ($)	Value ($)
Negotiable Bank Certificates of Deposit--23.2%		
American Express Bank FSB		
4.21%, 2/2/2006	50,000,000	50,000,000
Bank Of The West		
4.37%, 2/13/2006	100,000,000	100,000,000
Bank Of Tokyo-Mitsubishi (Yankee)		
4.23%, 1/17/2006	300,000,000	300,000,000
Barclays Bank (Yankee)		
4.18%, 1/4/2006	150,000,000	150,000,000
Credit Suisse First Boston (Yankee)		
4.18% - 4.21%, 1/9/2006 - 2/2/2006	300,000,000	300,000,000
Depfa Bank PLC (Yankee)		
4.37%, 2/14/2006	300,000,000	300,000,000
Dexia Credit Locale (Yankee)		
4.33%, 2/6/2006	175,000,000	175,000,000
Landesbank Baden-Wuerttemberg (Yankee)		
3.78%, 3/6/2006	300,000,000	300,002,616
Washington Mutual Bank		
4.22%, 1/30/2006	200,000,000	199,998,406
Total Negotiable Bank Certificates of Deposit		
(cost $1,875,001,022)		**1,875,001,022**
Commercial Paper--43.1%		
Abbey National North America LLC		
4.21%, 1/3/2006	200,000,000	199,953,222
Amstel Funding Corp.		
4.23%, 2/2/2006	69,186,000 [a]	68,928,936
Atlantis One Funding Corp.		
4.37%, 2/14/2006	45,271,000 [a]	45,030,863
Bear Stearns Cos. Inc.		
4.22% - 4.38%, 1/17/2006 - 2/13/2006	310,000,000	308,871,337
Beethoven Funding Corp.		
4.33% - 4.36%, 1/30/2006 - 2/6/2006	376,409,000 [a]	374,996,228
Bryant Park Funding LLC		
4.21%, 1/9/2006	20,144,000 [a]	20,125,288
Charta LLC		
4.38%, 2/16/2006	75,000,000 [a]	74,583,125
CRC Funding LLC		
4.38%, 2/16/2006	150,000,000 [a]	149,166,250
Crown Point Capital Co. LLC		
4.18%, 1/10/2006	25,000,000 [a]	24,974,063
Daimler Chrysler Revolving Auto Conduit LLC (DRAC)		
4.38%, 2/14/2006	53,586,000	53,301,101
Danske Corp.		
4.22%, 1/3/2006	300,000,000 [a]	299,930,000
Depfa Bank PLC		
4.33%, 2/6/2006	50,000,000	49,785,000
Deutsche Bank Financial LLC		
4.19%, 1/3/2006	200,000,000	199,953,444
DnB Nor Bank ASA		
4.22%, 1/17/2006	145,000,000	144,730,300
Falcon Asset Securitization Corp.		

	Principal Amount ($)	Value ($)
4.18%, 1/5/2006	36,689,000 [a]	36,672,082
FCAR Owner Trust, Ser. I		
4.17%, 1/4/2006	350,000,000	349,879,250
General Electric Capital Corp.		
4.37%, 2/13/2006	190,000,000	189,015,061
Greenwich Capital Holdings Inc.		
4.19%, 1/3/2006	150,000,000	149,965,083
Harrier Finance Funding LLC		
3.80%, 3/3/2006	45,000,000 [a]	44,715,588
Prudential Funding LLC		
4.19%, 1/3/2006	176,000,000	175,959,031
Santander Central Hispano Finance (De) Inc.		
3.81%, 2/28/2006	100,000,000	99,397,444
Skandinaviska Enskilda Banken AB		
4.18%, 1/6/2006	165,000,000	164,904,896
Spintab AB		
3.81%, 2/28/2006	50,000,000	49,698,722
UBS Finance Delaware LLC		
4.19%, 1/3/2006	200,000,000	199,953,444
Total Commercial Paper		
(cost $3,474,489,758)		**3,474,489,758**

Corporate Notes--6.2%

	Principal Amount ($)	Value ($)
Bank Of America N.A.		
4.32%, 1/19/2006	150,000,000 [b]	150,000,000
Fifth Third Bancorp		
4.35%, 11/23/2009	200,000,000 [b]	200,000,000
Morgan Stanley		
4.30%, 2/3/2011	150,000,000 [b]	150,000,000
Total Corporate Notes		
(cost $500,000,000)		**500,000,000**

Time Deposits--17.1%

	Principal Amount ($)	Value ($)
American Express Centurion Bank (Grand Cayman)		
4.03%, 1/3/2006	230,000,000	230,000,000
Branch Banking & Trust Co. (Grand Cayman)		
3.97%, 1/3/2006	228,000,000	228,000,000
Key Bank N.A. (Grand Cayman)		
4.00%, 1/3/2006	174,000,000	174,000,000
PNC Bank N.A. (Nassau)		
4.00%, 1/3/2006	100,000,000	100,000,000
Royal Bank Of Canada (Grand Cayman)		
4.13%, 1/3/2006	350,000,000	350,000,000
Societe Generale (Grand Cayman)		
4.22%, 1/3/2006	300,000,000	300,000,000
Total Time Deposits		
(cost $1,382,000,000)		**1,382,000,000**

U.S. Government Agencies--3.1%

	Principal Amount ($)	Value ($)
Federal Home Loan Banks		
4.31%, 4/11/2006		
(cost $249,958,884)	250,000,000	**249,958,884**

Repurchase Agreements--7.4%

Morgan Stanley & Co.

4.23%, dated 12/30/2005, due 1/3/2006 in the

amount of $600,282,000 (fully collateralized by

$141,790,000 Federal Home Loan Bank, Bonds, 3.50%-5.60%,

due 8/15/2006-3/7/2025, value $139,365,805,

$46,157,000 Federal Home Loan Bank, Discount Notes, 0%, due
5/17/2006, value $45,367,715,

$267,370,000 Federal Home Loan Mortgage Corp., Notes, 0%-4.75%,
 due 2/1/2006-12/8/2010, value $267,050,587,

$146,428,000 Federal National Mortgage Association, Notes, 2.625%-6.625%
due 11/15/2006- 5/21/2013, value $147,787,508, and

$21,677,000 Federal National Mortgage Association Strips, Bonds, 0%, due
5/15/2017, value $12,428,725)

(cost $600,000,000)	600,000,000	**600,000,000**
Total Investments (cost $8,081,449,664)	**100.1%**	**8,081,449,664**
Liabilities, Less Cash and Receivables	**(.1%)**	**(12,383,693)**
Net Assets	**100.0%**	**8,069,065,971**

[a] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These
   securities may be resold in transactions exempt from registration, normally to qualified
   institutional buyers. At December 31, 2005, these securities amounted to $1,139,122,423
   or 14.1% of net assets.

[b] Variable interest rate - subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated
by reference in the annual and semi-annual report previously filed with the Securities and
Exchange Commission onForm N-CSR.

DREYFUS INSTITUTIONAL PREFERRED PLUS MONEY MARKET FUND
STATEMENT OF INVESTMENTS

December 31, 2005 (Unaudited)

	Principal Amount ($)	Value ($)
Commercial Paper--17.3%		
Abbey National North America LLC		
4.21%, 1/3/2006	10,000,000	9,997,661
BNP Paribas Finance Inc.		
4.13%, 1/3/2006	10,000,000	9,997,708
Deutsche Bank Financial LLC		
4.19%, 1/3/2006	10,000,000	9,997,672
Prudential Funding LLC		
4.19%, 1/3/2006	10,000,000	9,997,672
UBS Finance Delaware LLC		
4.19%, 1/3/2006	10,000,000	9,997,672
Total Commercial Paper		
(cost $49,988,385)		**49,988,385**
U.S. Government Agencies--69.2%		
Federal Home Loan Banks		
3.40%, 1/3/2006		
(cost $200,483,124)	200,521,000	**200,483,124**
Time Deposits--13.8%		
Branch Banking & Trust Co. (Grand Cayman)		
4.16%, 1/3/2006	10,000,000	10,000,000
Manufacturers & Traderstrust Co. (Grand Cayman)		
4.16%, 1/3/2006	10,000,000	10,000,000
Marshall & Ilsley Bank Corp. (Grand Cayman)		
4.16%, 1/3/2006	10,000,000	10,000,000
Societe Generale (Grand Cayman)		
4.22%, 1/3/2006	10,000,000	10,000,000
Total Time Deposits		
(cost $40,000,000)		**40,000,000**
Total Investments (cost $290,471,509)	**100.3%**	**290,471,509**
Liabilities, Less Cash and Receivables	**(.3%)**	**(877,583)**
Net Assets	**100.0%**	**289,593,926**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference in the annual and semi-annual report previously filed with the Securities and Exchange Commission on Form N-CSR.